Exhibit 99.1
Rediff.Com Reports Results for the 2nd Quarter Ended September 30, 2009
Mumbai, India, November 6, 2009.
“As we had said in our last earnings call, we have taken a number of steps to improve the customer experience on our site, including the removal of ads from our home page, reduction of intrusive and non-contextual ads on other pages, as a result of which we expected a reduction in our revenue in the upcoming quarters. Accordingly, we saw a decline in revenues for the quarter ended September 30, 2009 by 16% over the previous quarter and by 43% over the corresponding quarter in the previous year in US Dollar terms. However, we believe that these user-experience-improvement initiatives have started to show results and have helped us restore the growth in our user base, as measured by ComScore Media Metrix. In addition, we have socially enabled many parts of our site, allowing users to interact with each other as well as discover content based on their social interests. These initiatives are pivoted around a MyPage for each user of our service. User activity on MyPage has quickly gained traction among internet users in India.” said Ajit Balakrishnan, Chairman and CEO Rediff.com.
We propose to continue this strategy for the next two or three quarters and also plan to continue our investment in product development and brand building, at the rate of about 1.0 to 1.5 million dollars in the next few quarters. We are hopeful that all of these steps, user experience improvements, social enabling and heightened brand profile, will significantly improve our share of unique users in India, which in turn will translate to higher revenue and profitability over the next few quarters.
Our cash balance of $48 million as of September 30, 2009 ($49 million same date last year) allows us to meet our liquidity needs and to execute on our product development and investment strategy.
Further details of Rediff.com’s results for the second quarter ended September 30, 2009 are appended in tabular form to this press release. A script of the earnings result conference call held on November 06, 2009 will also be made available on Rediff’s Investor Information website at investor.rediff.com.
About Rediff.com
Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Rediff.com provides a platform for Indians worldwide to connect with one another online. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor
Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “believe,” “estimate,” “project,” “anticipate,” “continue” or similar terms, variations of those terms or the negative of those terms. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology related risks, legal and regulatory policies, managing risks associated with customer products and the wide spread acceptance of the Internet. Readers should carefully review the risk factors and any other cautionary statements contained in Rediff’s Annual Report on Form 20-F, as well as other risks detailed in other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in its filings with the U.S. Securities and Exchange Commission and its reports to shareholders. Rediff.com India Limited does not undertake to update or revise any forward-looking statements that may be made from time to time by it or on its behalf, whether as a result of new information, future events or otherwise.
TABLES TO FOLLOW

STATEMENT OF OPERATIONS
QUARTER ENDED SEPTEMBER 30, 2009
(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended September 30
	2009	2008
Revenues
India Online	3.08	5.62
US Publishing	1.11	1.70

Total Revenues	4.19	7.32

Cost of Revenues *	(1.43)	(1.82)

Gross Margin	2.76	5.50
Gross Margin %	66%	75%

Operating Expenses *	(5.03)	(5.44)

Operating EBITDA	(2.27)	0.06

Depreciation / Amortization	(1.26)	(1.64)

Interest Income	1.13	1.12

Other Income	—	0.04

Impairment of long lived assets	(0.11)	—

Foreign Exchange Gain/ (Loss)	(0.01)	0.01

Equity in net loss of equity method investee	(0.08)	—

Net loss before income taxes	(2.60)	(0.41)

Tax	(0.01)	(0.01)

Net loss	(2.61)	(0.42)

Net loss per ADS (in US dollar)	(0.089)	(0.014)

Net loss per ADS (in US dollar) diluted	(0.089)	(0.014)

Weighted average ADS Outstanding (in millions)	29.23	29.23

* Stock based Compensation included in:
Cost of revenue	0.05	0.06
Operating expenses	0.21	0.25

Notes
•	Each ADS represents one half of an equity share.
•
The above numbers are subject to audit and while no significant changes are anticipated, an audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

Non-GAAP Measures Note
Operating EBITDA, non-GAAP operating expenses, impairments related to long lived assets are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).
Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER ENDED SEPTEMBER 30, 2009
(All figures are in US$ million)

	Quarter ended September 30
	2009	2008

Operating EBITDA (Non GAAP)	(2.28)	0.06

Depreciation / Amortization	(1.26)	(1.64)

Interest Income	1.13	1.12

Other Income	—	0.04

Impairment of long lived assets	(0.11)	—

Foreign Exchange Gain/ (Loss)	(0.01)	0.01

Equity in net loss of equity method investee	(0.08)	—

Net Loss before income taxes	(2.60)	(0.41)

Tax	(0.01)	(0.01)

Net loss (GAAP)	(2.61)	(0.42)
Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER ENDED SEPTEMBER 30, 2009
(All figures are in US$ million)

	Quarter ended September 30
	2009	2008

Operating Expenses (GAAP)	6.29	7.08

Depreciation/Amortization	(1.26)	(1.64)

Operating Expense (Non-GAAP)	5.03	5.44
For further details contact:
Mandar Narvekar
Investor Relations and Corporate Affairs Contact
Rediff.com India Limited
Email: investor@rediff.co.in
Tel.: +91-22-2444-9144 Extension: 138
Fax.: +91-22-2444-6837